UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 17 December 2010

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 17, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 17, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

17 December 2010

Barclays PLC

Date of CEO succession brought forward

Further to the announcement made on 7 September 2010 regarding succession, Barclays PLC and Barclays Bank PLC ("Barclays") announce that, in the light of the successful completion of all transition activities, Robert E Diamond Jr will become Group Chief Executive on 1 January 2011.

John Varley will step down from the Barclays Boards and the Group Executive Committee on 31 December 2010.  On stepping down, John will become senior advisor on regulatory matters to Bob Diamond and the Boards from that date until 30 September 2011.

Marcus Agius, Barclays Chairman, said:

"Over the last 3 months, John and Bob have made good progress in completing the transition. John's view, with which I and the Board agree, is that we are now ready to effect the hand-over. The speed with which the transition has been completed reflects the continuity in management and strategy that the succession provides."

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.